Mail Stop 4-06

      October 20, 2005


Paul Brauneis
Chief Financial Officer
Avici Systems, Inc.
101 Billerica Avenue
North Billerica, MA  01862

	Re:	Avici Systems, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and
June 30, 2005
      File No. 000-30865

Dear Mr. Brauneis:

      We have reviewed your response letter dated September 16,
2005
and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment no. 7 - Form 8-K dated July 21, 2005

1. We note your response to our previous comment no. 7 where you indicate that non-GAAP measures provide information which may negatively or positively affect the Company`s cash position and liquidity. Your further indicate that the purpose is to identify those transactions which may not be indicative of future cash flows.
Your arguments to support the use of non-GAAP measures appear to imply that Management uses these non-GAAP measures as a measure of liquidity. Clarify why you have reconciled the non-GAAP measure to net loss and not to operating cash flows. A reconciliation to net loss appears to imply that you are presenting this measure as a performance measure and yet your discussion as to the usefulness of such measures implies otherwise. Also, revise your future filings to include an enhanced discussion of why management believes the non-GAAP financial measures provide useful information as indicated in your response.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Very truly yours,



							Kathleen Collins
      Accounting Branch Chief
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Paul Brauneis
Avici Systems, Inc.
October 20, 2005
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